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SEC FILE NUMBER
8-13028

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__

                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Kimelman & Baird, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 Third Avenue, Suite 2300
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sheila Baird	212-686-0021	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, PC
(Name – if individual, state last, first, and middle name)

80 Washington Street	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009		3373	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sheila Baird _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kimelman & Baird, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
Member

_____
Patricia Kimelman

Notary Public

PATRICIA KIMELMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KI4617649
Qualified in New York County
My Commission Expires 10-31-2025

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- □ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- □ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- □ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- □ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- □ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- □ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- □ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- □ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- □ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- □ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

2023

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2023

KIMELMAN & BAIRD, LLC

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL
INFORMATON

KIMELMAN & BAIRD, LLC

Table of Contents



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Members
Kimelman & Baird, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kimelman & Baird, LLC, as of December 31, 2023, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kimelman & Baird, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kimelman & Baird, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of Kimelman & Baird, LLC's financial statements. The supplemental information is the responsibility of Kimelman & Baird, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Kimelman & Baird, LLC's auditor since 2020.

Norwell, Massachusetts

April 15, 2024

KIMELMAN & BAIRD, LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Current Assets

Cash and cash equivalents	$	1,414,064
Clearing firm deposit		50,000
Commissions receivable		20,703
Advisory fees receivable		1,358
Securities owned		104,762
Prepaid expenses		56,354
Total Current Assets		1,647,241

Other Assets

Security deposit		76,648
Right of use of operating lease		483,894
Other assets		35,692
Total Other Assets		596,234
Total Assets	$	2,243,475

LIABILITIES AND MEMBERS' EQUITY

Liabilites:

Accounts payable	$	24,309
Clearing charge payable		9,615
Accrued expenses		131,286
Lease liability		483,894
Total Liabilities		649,104
Members' Equity		1,594,371
Total Liabilities and Members' Equity	$	2,243,475

KIMELMAN & BAIRD, LLC
Statement of Income
For the Year Ended December 31, 2023

REVENUE

Commission	$	98,332
Investment advisory fees		6,197,653
Other income		31,492
Total revenue		6,327,477

EXPENSES:

Portfolio management expenses	80,158
Employee compensation	833,088
Guaranteed payments	705,000
Retired member payments	905,643
Custodian fees	213,595
Retirement plan	42,562
Quotes	120,391
Rent expense	296,392
Insurance	87,897
Professional fees	185,137
Auto expense	42,559
Clearing fees	27,586
Computer expense	70,447
Contributions	108,570
Travel and entertainment	70,002
Marketing/Promotional expense	83,151
Research expense	65,618
Other expenses	173,304
Total expenses	4,111,100

NET INCOME BEFORE INCOME TAXES		2,216,377
Unincorporated business tax		186,209
NET INCOME	$	2,030,168

KIMELMAN & BAIRD, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2023

		Total Members' Equity
Beginning balance January 1, 2023	$	1,273,382
Net Income		2,030,168
Distributions to members		(1,709,179)
Ending balance December 31, 2023	$	1,594,371

KIMELMAN & BAIRD, LLC

Statement of Cash Flows
For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	2,030,168

Adjustments to reconcile net income to net cash
used in operating activities:

(Increase) decrease in assets	
Commissions Receivable	8,750
Advisory Fees Receivable	55,742
Securities Owned	5,776
Prepaid Expenses	(1,552)
Other Assets	(3,556)
Increase (decrease) in liabilities	
Accounts Payable	(9,413)
Clearing Charges Payable	(12,647)
Accrued Expenses	17,460
Total adjustments	60,560
Net cash provided by operating activities	2,090,728

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to Members	(1,709,179)
Net cash used in financing activities	(1,709,179)

Net Increase in cash		381,549
Cash at beginning of year		1,032,515
Cash at end of year	$	1,414,064

Supplemental Disclosures of Cash Flow Information

Cash Paid During the Year For:		
State income taxes	$	181,399

Note 1:   Organization and Nature of Business

Kimelman & Baird, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of New York. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii), which provides an exemption for broker dealers whose customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. Amounts maintained with the bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company has, on occasion, exceeded the insured balance during the year.

Due from Broker

The Company maintains a clearing deposit account with its clearing broker National Financial Services, LLC. As of December 31, 2023 the Company had a deposit of $50,000 with National Financial Services, LLC.

Note 2: Summary of Significant Accounting Policies (continued)

Accounts Receivable

Management considers all amounts recorded as accounts receivables to be fully collectible; accordingly no allowance for doubtful accounts is required. All amounts are due from various entities and financial institutions. Investment advisory fees receivable are collected quarterly in advance and no allowance is provided based for cancellation of advisory agreements. If accounts become uncollectable, they will be charged to operations when that determination is made.

Property and Improvements

Property and improvements are stated at cost, net of accumulated depreciation. Assets are depreciated using the Accelerated and Modified Accelerated Cost Recovery System over the estimated useful life of the assets. Application of these methods does not differ materially from generally accepted accounting principles.

Revenue Recognition

Securities transactions are recorded on a trade date basis with related commission income also recorded on a trade date basis. The Company recognizes commissions at the end of each month, after receiving confirmation from the clearing firm of the amount due to the Company. Investment advisory fees are realized quarterly and are recognized on a pro-rata basis.

Accounting Standards Adopted in 2019

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No.2016-02, "Leases (Topic 842)," which supersedes previous leasing guidance in Topic 840. Under the new guidance, lessees are required to recognize lease right-of use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The FASB has since issued additional related ASU amendments to clarify and improve certain aspects of the guidance and implementation of Topic 842. In accordance with the guidance as amended, the Company has elected to apply the new standard effective as of January 1, 2019. After implementing this ASU, the statement of financial condition reflects both lease liabilities and right-of-use assets. In addition, the Company recognizes lease expense on a straight-line basis within the expense section of the statement of income. See "Note 7, Lease Commitments" for additional disclosure regarding the Company's leases.

Note 3: Securities Owned

As of December 31, 2023, the Company owns securities which are stated in the statement of financial condition at fair market value of $104,762.

Note 4:   Income Taxes and Limited Liability Company Fees

Under current law, no federal or state income taxes are paid directly by limited liability companies. All items of income and expense of the Company are allocable to and reportable by its members on their respective income tax returns. Accordingly, no provision is made in the accompanying financial statements for federal or state income taxes. The Company is subject to New York City Unincorporated Business Tax. For the year ended December 31, 2023, the provision for New York City Unincorporated business tax was $186,209.

Note 5: Profit Sharing Plan (Keogh)

The Company's Profit-sharing plan covers all eligible employees. Contributions to the plan are determined by the Company and subject to IRS guidelines. Actual contribution to the plan amounting to $42,562 for the year 2022 was made during 2023. Accruals made in 2023 towards the contribution were $42,562 and were reflected in the financial statement as of December 31, 2023.

Note 6:   Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023 the Company had net capital and net capital requirements of $1,409,979 and $11,050 respectively. The Company's net capital ratio was .12:1 which is less than 15:1.

Note 7:   Lease Commitments

The Company leases office space under an operating lease agreement that commenced on February 1, 2017. During 2021, the Company extended this lease agreement until August of 2025. The lease agreement extension includes an annual rental rate of $306,592 with annual increases based on real estate tax adjustments. A security deposit of $76,648 and the first month's lease of $28,816 were recorded on December 30, 2016. The following represents the expected future remaining lease payments under the current agreement:

2024	$	285,067
2025		198,827
Total	$	483,894

Note 7: Lease Commitments (Continued)

Rent expense is recorded on a straight-line basis over the term of the lease, with the difference to the actual amount paid recorded as deferred rent. Rent expense pursuant to this lease charged to operations for the year ended December 31, 2023 amounted to $273,351.

Beginning on January 1, 2019, the Company has recorded right-of-use assets and lease liabilities in accordance with ASU 2016-02. The Company is using the term of the current lease agreements in its right-of-use asset calculations. As the interest rate implicit in the lease was not readily available, the Company used its estimate of its incremental borrowing rates to determine the discount rates used in the asset calculations.

Note 8:   Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 for financial instruments measured at fair value on a recurring basis. The Company held an equity position valued at Level 1, whose valuation was based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access. An amount of $104,762 was recorded in its financial statements.

Note 9:   Revenue Recognition from Contracts with Customers

The following disclosures discuss the Company's revenue recognition accounting policies as governed by Topic 606, Revenue from Contracts with Customers. Most of the Company's revenue arises from contracts with customers. That revenue can be separated into two main categories. Transactional revenue is recognized at the settlement date or trade date of the product sale, which is when performance obligations have been satisfied. Asset under management (AUM) revenue, is recognized periodically over the life of the contract or relationship based on a fee rate that is applied to the average balance of managed assets over that period. Advisory fees are generally recognized over time as services are rendered and based either on a percentage of the market value of the assets under management (AUM revenue) or fixed based on the services provided to the client. The Company's execution of these services represents its related performance obligations. Quarterly fees are collected at the beginning of the period from the client's account and recognized ratably over the related billing period as the performance obligation is fulfilled. For fees that are fixed based on services provided to the client, the Company recognizes revenue when its performance obligations are satisfied.

Note 10: Subsequent Events

The Company has evaluated all material subsequent events through the date at which the financial statements were available to be issued on April 15, 2024, and determined that there are no events which took place that would have a material impact on its financial statements.

KIMELMAN BAIRD, LLC

Schedule I
Statement of Net Capital
December 31, 2023

	Focus 12/31/23	Audit 12/31/23	Change
Members' Equity, December 31, 2023	$ 1,623,507	$ 1,594,371	29,136
Less: Non-allowable Assets			
Prepaid and Other Assets	159,065	168,694	(9,629)
Tentative net capital	1,464,442	1,425,677	29,136
Haircuts	15,698	15,698	-
Undue Concentration	-	-	
NET CAPITAL	1,448,744	1,409,979	38,765
Minimum Net Capital	11,118	11,050	68
Excess Net Capital	$ 1,437,626	$ 1,398,929	38,833
Aggregate indebtedness	$ 166,774	$ 165,210	1,564
Ratio of Aggregate Indebtedness to Net Capital	.12:1	.12:1	

Reconciliation: All noted differences between the audited financial statements and the focus
filed at December 31, 2023 are reflected in this schedule.

KIMELMAN & BAIRD, LLC

December 31, 2023

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision.

KIMELMAN & BAIRD, LLC

800 Third Avenue – Suite 2300, New York, NY 10022

Assertions Regarding Exemption Provisions

Gentlemen:

We, as members of management of Kimelman & Baird, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period covering January 1, 2023, through December 31, 2023.

KIMELMAN & BAIRD, LLC

By:

Sheila Baird, Member/CCO

_____
(Name and Title)


LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Members
Kimelman & Baird, LLC
New York, New York

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Kimelman & Baird, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kimelman & Baird, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Kimelman & Baird, LLC stated that Kimelman & Baird, LLC met the identified exemption provisions throughout the most recent year without exception. Kimelman & Baird, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kimelman & Baird, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as Kimelman & Baird, LLC's auditor since 2020.

Norwell, Massachusetts

April 15, 2024



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Members
Kimelman & Baird, LLC
New York, New York

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Kimelman & Baird, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.

We have served as Kimelman & Baird, LLC's auditor since 2020.

Norwell, Massachusetts

April 15, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME
KIMELMAN & BAIRD LLC

SEC No.
8-13028

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 6,212,836.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.	$ 5,778.00	
h	Add lines 2a through 2g. This is your **total additions**.		$ 5,778.00
3	Add lines 1 and 2h		$ 6,218,614.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 6,467.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 27,585.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 34,052.00

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 6,184,562.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 9,276.00
9	Current overpayment/credit balance, if any			$ 226.03
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 4,457.75	
11	a Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 226.03		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2023 SIPC-6 and 6A(s)	$ 4,231.72		
	d Add lines 11a through 11c		$ 4,457.75	
12	**LESSER** of line 10 or 11d.			$ 4,457.75
13	a Amount from line 8		$ 9,276.00	
	b Amount from line 9		$ 226.03	
	c Amount from line 12		$ 4,457.75	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 4,592.22
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 4,592.22
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No. 8-13028	Designated Examining Authority DEA: FINRA	FYE 2023	Month Dec
MEMBER NAME MAILING ADDRESS	KIMELMAN & BAIRD LLC 800 THIRD AVENUE STE 2300 NEW YORK, NY 10022		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

 By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

KIMELMAN & BAIRD LLC	SHEILA MAUREEN BAIRD
(Name of SIPC Member)	(Authorized Signatory)
2/28/2024	pkimelman@kimelmanbaird.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.